UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.25 par value per share**

(Title of Class of Securities)

13471N102

(CUSIP Number)

September 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 13471N102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NYSE MKT under the symbol “CANF.” Each such American Depositary Share represents two (2) ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.             13471N102

1	NAMES OF REPORTING PERSONS. Mitchell P. Kopin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 971,694
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 971,694
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,694 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No.             13471N102

1	NAMES OF REPORTING PERSONS. Daniel B. Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 917,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 917,082
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,082 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No.             13471N102

1	NAMES OF REPORTING PERSONS Intracoastal Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 917,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 917,082
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,082 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (see Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.

(a) Name of Issuer

Can-Fite BioPharma Ltd. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Ordinary shares, NIS 0.25 par value per share, of the Issuer (the “Ordinary Shares”). All Ordinary Shares reported herein as being held or beneficially owned by the Reporting Persons are represented by American Depositary Shares of the Issuer (the “ADSs”), which are quoted on The NYSE MKT under the symbol “CANF.” Each ADS represents two (2) Ordinary Shares.

(e) CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 13471N102 has been assigned to the ADSs.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i)    Immediately following the execution of the Securities Purchase Agreement with the Issuer on September 19, 2015 (the “SPA”) (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 22, 2015), each of Mr. Asher and Intracoastal may have been deemed to beneficially own 1,701,148 Ordinary Shares, and all such Ordinary Shares in the aggregate represented beneficial ownership of approximately 7.4% of the Ordinary Shares, based on (1) 21,316,577 Ordinary Shares outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 1,701,148 Ordinary Shares that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 850,574 Ordinary Shares issuable upon exercise of a warrant that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the “Intracoastal SPA Warrant”) because the Intracoastal SPA Warrant is not exercisable until on or after March 21, 2016 (and the Intracoastal SPA Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal SPA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, any investment vehicle directly or indirectly managed or advised by the holder or its affiliates, any other persons acting, or who could be deemed to be acting, as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the holder or any of the foregoing for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of more than 4.99% of the Ordinary Shares), (II) 917,082 Ordinary Shares in the aggregate issuable upon exercise of other warrants held by Intracoastal (collectively, the “Other Intracoastal Warrants”) because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, any investment vehicle directly or indirectly managed or advised by the holder or its affiliates, any other persons acting, or who could be deemed to be acting, as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the holder or any of the foregoing for purposes of Section 13(d) of the Exchange Act, of more than 4.99% of the Ordinary Shares. Without such blocker provisions (and assuming that the Intracoastal SPA Warrant was currently exercisable), each of Mr. Asher and Intracoastal may be deemed to have beneficial ownership of 3,468,804 Ordinary Shares.

(ii)    Immediately following the execution of the SPA, Mr. Kopin may have been deemed to beneficially own 1,701,148 Ordinary Shares, and all such Ordinary Shares in the aggregate represented beneficial ownership of approximately 7.4% of the Ordinary Shares, based on (1) 21,316,577 Ordinary Shares outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 1,701,148 Ordinary Shares that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 850,574 Ordinary Shares issuable upon exercise of the Intracoastal SPA Warrant because the Intracoastal SPA Warrant is not exercisable until on or after March 21, 2016 (and the Intracoastal SPA Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal SPA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, any investment vehicle directly or indirectly managed or advised by the holder or its affiliates, any other persons acting, or who could be deemed to be acting, as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the holder or any of the foregoing for purposes of Section 13(d) of the Exchange Act, of more than 4.99% of the Ordinary Shares), (II) 917,082 Ordinary Shares in the aggregate issuable upon exercise of the Other Intracoastal Warrants because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, any investment vehicle directly or indirectly managed or advised by the holder or its affiliates, any other persons acting, or who could be deemed to be acting, as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the holder or any of the foregoing for purposes of Section 13(d) of the Exchange Act, of more than 4.99% of the Ordinary Shares and (III) 54,612 Ordinary Shares issuable upon exercise of a warrant held by Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) (the “Cranshire Warrant”) because the Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, any investment vehicle directly or indirectly managed or advised by the holder or its affiliates, any other persons acting, or who could be deemed to be acting, as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the holder or any of the foregoing for purposes of Section 13(d) of the Exchange Act, of more than 4.99% of the

Ordinary Shares. Without such blocker provisions (and assuming that the Intracoastal SPA Warrant was currently exercisable), Mr. Kopin may be deemed to have beneficial ownership of 3,523,416 Ordinary Shares. Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund and consequently has voting control and investment discretion over the securities held by Cranshire Master Fund described above. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund described above.

(iii)    As of the close of business on September 28, 2015, each of Mr. Asher and Intracoastal may be deemed to beneficially own 917,082 Ordinary Shares in the aggregate issuable upon exercise of the Other Intracoastal Warrants, and all such Ordinary Shares in the aggregate represent beneficial ownership of approximately 3.5% of the Ordinary Shares, based on (1) 21,316,577 Ordinary Shares outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 4,137,932 Ordinary Shares issued at the closing of the transaction contemplated by the SPA, plus (3) 917,082 Ordinary Shares in the aggregate issuable upon exercise of the Other Intracoastal Warrants. The foregoing excludes 850,574 Ordinary Shares issuable upon exercise of the Intracoastal SPA Warrant because the Intracoastal SPA Warrant is not exercisable until on or after March 21, 2016. Without the blocker provision described above with respect to the Intracoastal SPA Warrant (and assuming that the Intracoastal SPA Warrant was currently exercisable), each of Mr. Asher and Intracoastal may be deemed to have beneficial ownership of 1,767,656 Ordinary Shares.

(iv)    As of the close of business on September 28, 2015, Mr. Kopin may be deemed to beneficially own 971,694 Ordinary Shares, which consists of (i) 917,082 Ordinary Shares in the aggregate issuable upon exercise of the Other Intracoastal Warrants and (ii) 54,612 Ordinary Shares issuable upon exercise of the Cranshire Warrant, and all such Ordinary Shares in the aggregate represent beneficial ownership of approximately 3.7% of the Ordinary Shares, based on (1) 21,316,577 Ordinary Shares outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 4,137,932 Ordinary Shares issued at the closing of the transaction contemplated by the SPA, plus (3) 917,082 Ordinary Shares in the aggregate issuable upon exercise of the Other Intracoastal Warrants, plus (4) 54,612 Ordinary Shares issuable upon exercise of the Cranshire Warrant. The foregoing excludes 850,574 Ordinary Shares issuable upon exercise of the Intracoastal SPA Warrant because the Intracoastal SPA Warrant is not exercisable until on or after March 21, 2016. Without the blocker provision described above with respect to the Intracoastal SPA Warrant (and assuming that the Intracoastal SPA Warrant was currently exercisable), Mr. Kopin may be deemed to have beneficial ownership of 1,822,268 Ordinary Shares.

(c)

(i) Number of shares as to which each of Mr. Asher and Intracoastal has:

(1) Sole power to vote or to direct the vote:         0         .

(2) Shared power to vote or to direct the vote:         917,082         .

(3) Sole power to dispose or to direct the disposition of         0         .

(4) Shared power to dispose or to direct the disposition of         917,082         .

(ii) Number of shares as to which Mr. Kopin has:

(1) Sole power to vote or to direct the vote:         0         .

(2) Shared power to vote or to direct the vote:         971,694         .

(3) Sole power to dispose or to direct the disposition of         0         .

(4) Shared power to dispose or to direct the disposition of         971,694         .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2015

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager